UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 2024

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.

(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02

Marina Bay Financial Centre

018981, Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Closing of Forward Purchase Agreement

On August 30, 2024, Maxeon Solar Technologies, Ltd. (the “Company”) closed its previously announced transaction (the “Forward Purchase Investment”) pursuant to a forward purchase agreement (the “Forward Purchase Agreement”) entered into on June 14, 2024 by and between the Company and Zhonghuan Singapore Investment and Development Pte. Ltd. (the “Investor”), relating to the sale by the Company, and the purchase by the Investor, on the terms and subject to the conditions set forth in the Forward Purchase Agreement, of ordinary shares of the Company (the “Forward Purchase Shares”).

Prior to the closing of the Forward Purchase Investment, the Company and the Investor agreed to waive certain closing conditions under the FPA, on the terms and subject to the conditions specified in the waiver letter, including, among other things: (i) the receipt of certain regulatory approvals; (ii) the requirement that the exchange of all of Tranche A of the Company’s Adjustable Rate Convertible Second Lien Senior Secured Notes due 2028 shall have occurred on or prior to the Closing Date; (iii) the requirement that a sufficient number of members of the board of directors (the “Board”) of the Company shall have resigned from the Board (and each committee of the Board, other than the audit committee), such that following the designation of additional members to the Board pursuant to the shareholders agreement, as amended, the members of the Board designated by TZE will represent a majority of the members of the Board (and each committee of the Board, other than the audit committee); and (iv) as the Company is evaluating the shutdown of its operations in Malaysia, that such event or development, would not cause the Company to fail to perform, satisfy and comply in all material respects with the covenants, agreements and conditions required by the Forward Purchase Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing.

In connection with the closing of the Forward Purchase Investment, the Company issued and sold to the Investor, and the Investor purchased, 829,187,396 Forward Purchase Shares at a purchase price of $0.1206 per share for an aggregate purchase price of $99,999,999.96. In accordance with the terms of the Forward Purchase Agreement, such price was equal to 75% of the average of the Daily VWAP (as defined in the Forward Purchase Agreement) for the ten consecutive trading days ending on (and including) August 27, 2024 (the “FPA VWAP”), with August 27, 2024 having been the day immediately prior to the date on which certain regulatory approvals specified in the Forward Purchase Agreement were obtained or waived by the parties.

After giving effect to (i) the Exchange of Tranche A Exchange Notes, as previously announced through a current report on Form 6-K filed by the Company with the Securities and Exchange Commission on August 29, 2024, (ii) the exercise of that certain warrant held by the Investor in relation to the Exchange of Tranche A Exchange Notes, (iii) the closing of the Forward Purchase Investment and (iv) the conversion of Exchange Notes on or prior to August 30, 2024 (which, for the avoidance of doubt, excludes any Tranche B Exchange Notes with respect to which conversion notices have been delivered but the conversion has not settled on or prior to August 30, 2024), the Investor is expected to own 69.3% of the Ordinary Shares of the Company.

Amendment and Restatement of Shareholders Agreement

On August 30, 2024, in connection with the closing of the Forward Purchase Investment, the Company entered into an amended and restated Shareholder Agreement (the “A&R SHA”) with the Investor, which amended and restated the existing shareholders agreement, dated August 26, 2020, by and among, the Company, the Investor and certain shareholders named therein, in its entirety.

The A&R SHA, among other things, provides that (i) (x) the Board of the Company shall initially consist of ten directors, which shall comprise the CEO, four independent directors, and five designees of the Investor; and (y) after the occurrence of (a) satisfaction (or the waiver, other than a waiver of the closing condition set forth in clause (a)(i) of Annex 2 of the FPA) of each closing condition set forth in Annex 2 to the FPA and (b) December 31, 2024, whichever is earlier, the Board shall consist of nine directors, which shall comprise the CEO, three independent directors, and five designees of the Investor; (ii) each committee of the Board shall include at least one independent director, and (x) in the event that the Investor has the right to designate at least one director (but less than a majority of the board), each committee of the Board shall include at least one designee of the Investor; and (y) in the event that the Investor has the right to designate a majority of the Board, each committee of the Board shall include a number of designees of the Investor such that these designees constitute a majority of such committee, except (A) to the extent such membership would violate applicable securities laws or Nasdaq rules and (B) in case of the nominating and corporate governance committee, which shall include one designee of the Investor serving as the chairman of such committee; and (iii) certain specified matters shall be subject to the approval of the designees of the Investor or the independent directors, as the case may be.

The foregoing description is only a summary and is qualified in its entirety by reference to the A&R SHA that is attached to this Form 6-K as an exhibit and incorporated herein by reference.

Change in the Board of Directors

Pursuant to Section 2(b) of the A&R SHA, the Investor has a right to designate two designees to the Board, in addition to the three existing directors who were previously designated by the Investor. Effective August 30, 2024, Mr. Dongsheng Li and Mdm. Changxu Zhang, director-designees of the Investor, were appointed to the Board, to fill existing vacancies on the Board. Following the appointments of Mr. Li and Mdm. Zhang, the Board consists of ten members and has no vacancies.

Mr. Dongsheng Li

Mr. Li is the founder of TCL. He currently serves as TCL Technology Group Corp.’s chairman, chief executive officer and executive director and chairman of Zhonghuan Singapore Investment and Development Pte. Ltd. He has also held several prestigious positions: Honorary President of the South China University of Technology Education Development Foundation, Vice President of the Alumni Association South China University of Technology, Member of the Council of South China University of Technology and Visiting Professor at Wuhan University.

Mdm. Changxu Zhang

Ms. Zhang is currently a board member and the chief operations officer and chief financial officer of Zhonghuan Singapore Investment and Development Pte. Ltd. Over the past five years she has served in various leadership roles for Zhonghuan Singapore Investment and Development Pte. Ltd., including board member, deputy general manager and finance director. Ms. Zhang has a master’s degree of software engineering from Tongji University and a bachelor’s degree in business administration from Shanxi University of Finance and Economics.

Amendment to the Amended and Restated Registration Rights Agreement

As previously announced through a current report on Form 6-K filed by the Company with the Securities and Exchange Commission on June 21, 2024 (the “June 6-K”), the Company entered into an amended and restated registration rights agreement with the Investor (the “Amended and Restated Registration Rights Agreement”). On August 30, 2024, in connection with the closing of the Forward Purchase Investment, the Company entered into a supplemental agreement to Amended and Restated Registration Rights Agreement (the “RRA Amendment Agreement”) with the Investor, pursuant to which the definition of Registrable Securities (as defined in the Amended and Restated Registration Rights Agreement) is amended to include (i) the Interest Payment Shares issued on August 17, 2024, pursuant to the terms of the Existing First Lien Notes (as defined in the Amended and Restated Registration Rights Agreement) and (ii) the Company’s Ordinary Shares issued to TZE in connection with the exercise under that certain amended and restated option agreement, dated as of May 30, 2024, by and between the Company and TZE.

The foregoing description is only a summary and is qualified in its entirety by reference to the RRA Amendment Agreement that is attached to this Form 6-K as an exhibit and incorporated herein by reference.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-271971), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), Form S-8 (File No. 333-277501) and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Amended and Restated Shareholder Agreement, dated as of August 30, 2024, by and among Maxeon Solar Technologies, Ltd. and Zhonghuan Singapore Investment and Development Pte. Ltd.
99.2	Supplemental Agreement to Amended and Restated Registration Rights Agreement, dated as of August 30, 2024, by and among Maxeon Solar Technologies, Ltd. and Zhonghuan Singapore Investment and Development Pte. Ltd.

Forward-Looking Statements

This current report on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including but not limited to, statements regarding the Company’s anticipated use of the net proceeds from the Issuance. The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. A detailed discussion of factors that could cause or contribute to such differences and other risks that affect our business is included in filings we make with the Commission from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this current report on Form 6-K are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

Date: September 3, 2024	By:	/s/ William Patrick Mulligan III
		Name:	William Patrick Mulligan III
		Title:	Chief Executive Officer

4